Matador Resources Company

5400 LBJ Freeway, Suite 1500

Dallas, Texas 75240

August 10, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Loan Lauren P. Nguyen

Re:	Matador Resources Company
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 1-35410

Dear Ms. Nguyen:

This letter sets forth the responses of Matador Resources Company (the “Company”) to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 31, 2015 (the “Comment Letter”) concerning the above-referenced Annual Report on Form 10-K for the Fiscal Year ended December 31, 2014 (the “2014 10-K”). The responses are numbered to correspond to the numbers of the Comment Letter.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter and set forth below such comment is the Company’s response.

Business, page 3

Operating Summary, page 15

1.	We note from the response to comment 2 that you propose to expand your disclosure to include production for each field, e.g. geographical/operating area, which accounts for 15% or more of total proved reserves for each of the previous three fiscal years. We also note your reference to the disclosure on pages 15 and 16 of the 2014 Form 10-K relating to the average daily production rates by product type for the fiscal years ending December 31, 2014 and 2013 as an illustration of your proposed disclosure. Please conform your disclosure to provide the annual production volumes by final product sold to comply with Item 1204(a) of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment, and in future filings, the Company will conform its disclosure to provide annual production volumes by final product sold to comply with Item 1204(a) of Regulation S-K.

Management’s Discussion and Analysis, page 55

General Outlook and Trends, page 70

2.	Your response to prior comment number 7 indicates that you will provide a sensitivity analysis related to changes in oil and gas prices “to the extent you are relatively certain” of future full-cost ceiling test impairments. We do not believe the threshold for disclosure that you have described is consistent with the requirements in Item 303(a) of Regulation S-K, nor the interpretive guidance in FRC §501.14 (Section V of SEC Release Nos. 33-8350; 34-48960; FR-72). Rather, the disclosure requirement is based on reasonably possible impacts of known trends and uncertainties, including quantification where quantified information is reasonably available. For example, responsive disclosure may quantify the impact that using an average price that reflects more recent actual prices, including estimated prices for the two month period for which prices are not yet known, than used in your most recent ceiling test would have had. You should describe and qualify any such presentation as necessary to provide context and to promote understanding.

RESPONSE

The Company acknowledges the Staff’s comment. In future filings, the Company will disclose the reasonably possible impacts of known trends and uncertainties, including, if applicable, known commodity price trends. If reasonably available, this disclosure will include quantified information.

For example, in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2015, the Company included the following analysis with respect to future ceiling test impairments at page 34 thereof:

In determining the full-cost ceiling impairment at June 30, 2015, we estimated the PV-10 of our total proved oil and natural gas reserves using the unweighted arithmetic average of oil and natural gas prices as of the first day of each month for the trailing 12-month period ended June 30, 2015 as required under the guidelines established by the SEC, which were $68.17 per Bbl and $3.39 per MMBtu, respectively. If the unweighted arithmetic average of oil and natural gas prices as of the first day of each month for the trailing 12-month period ended June 30, 2015 had been $56.08 per Bbl and $3.067 per MMBtu, respectively, while all other factors remained constant, our full-cost ceiling would have been reduced by an additional $303 million on a pro forma basis. The aforementioned pro forma prices, as estimated for the twelve month period October 2014 through September 2015, were calculated using a 12-month unweighted arithmetic average of oil and natural gas prices, which included the oil and natural gas prices on the first day of the month for the 11 months ended August 2015, with the price for August 2015 being held constant for September 2015. This pro forma increase in the excess of our net capitalized costs above the full-cost ceiling is attributable to a pro forma reduction of $303 million in the PV-10 of our total proved oil and natural gas reserves, including a pro forma decrease in our estimated total proved reserves to 81.0 million BOE, or a reduction of approximately 7%, from our reported estimated proved reserves of 87.0 million BOE at June 30, 2015, primarily attributable to certain proved undeveloped locations that would no longer be classified as proved undeveloped reserves using the pro forma prices. This calculation of the impact of lower commodity prices on our estimated total proved oil and natural gas reserves and our full-cost ceiling was prepared based on the presumption that all other inputs and assumptions are held constant with the exception of oil and natural gas prices. Therefore, this calculation strictly isolates the impact of commodity prices on our full-cost ceiling and proved reserves. The impact of prices is only one of several variables in the estimation of our proved reserves and full-cost ceiling and other factors could have a significant impact on our future proved reserves and the present value of future cash flows. The other factors that impact future estimates of proved reserves include, but are not limited to, extensions and discoveries, acquisitions of proved reserves, changes in drilling and completion and operating costs, drilling results, revisions due to well performance and other factors, changes in development plans and production, among others. There are numerous uncertainties inherent in the estimation of proved oil and natural gas reserves and accounting for oil and natural gas properties in subsequent periods and this pro forma estimate should not be construed as indicative of our development plans or future results.

3.	As we noted in our prior comment 7, disclosure in your filing indicates that recent decreases in oil prices have impacted your development activity and plans. For example, on page 70 you state that you plan to “temporarily suspend” your development drilling program and do not expect to increase drilling activities “…until oil prices improve sufficiently from their current levels.”

Given the conditions under which your development activity and plans have been curtailed or suspended, you should provide additional disclosure, including quantification where quantified information is reasonably available, the impact if prices do not improve. For example, quantification of any reserves associated with plans that are based on expectations of higher future prices, and which are reasonably likely not to be developed if the prices that you are forecasting do not occur, may be required.

RESPONSE

The Company confirms that, after the first quarter of 2015, the Company temporarily suspended its development drilling program in the Eagle Ford shale, as approximately 96% of the Company’s Eagle Ford acreage was held by production or not burdened by lease expirations until 2016 at December 31, 2014. However, the Company’s exploration drilling program in the Permian Basin has not been suspended. Further, the Company notes that, as disclosed in the 2014 10-K, the Company has received price reductions of approximately 15% to 20% on many of the products and services that it uses, and has begun to see some price reductions as high as 50% on certain other products and services. In light of these price reductions and the Company’s expectations of future prices, as the Company noted in its prior response letter to the Staff dated July 2, 2015, as of December 31, 2014, the Company had no proved undeveloped reserves that remained undeveloped more than five years from the date of initial booking or were scheduled for drilling more than five years after initial booking and the Company currently has sufficient capital resources and plans to develop all of the new proved undeveloped locations within five years of such date.

As noted in the quoted paragraph in response 2, the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2015 provided an analysis and quantification of the impact of lower commodity prices on our estimated total proved oil and natural gas reserves. In future filings, to the extent reasonably determinable and applicable in the context of then current commodity prices, the Company will continue to provide such analysis and quantification. Please also note that the Company’s practice has been to provide an update on reserves on a quarterly basis. Such quarterly reserve estimates are prepared in accordance with Commission guidelines and then audited for their reasonableness and conformance with such guidelines.

****

In response to the closing comments of the Staff’s comment letter, the Company acknowledges, in connection with its response to the Staff’s comments, that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses or require further information, please contract Doug Rayburn of Baker Botts L.L.P., counsel to the Company, at (214) 953-6634.

Sincerely,

/s/ Joseph Wm. Foran

Chairman and Chief Executive Officer

Matador Resources Company

cc:	Craig N. Adams
Douglass M. Rayburn